SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

American Realty Capital Trust, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

02917L101
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
4,810,656

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
4,810,656

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,810,656

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
0

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14.	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,555,174

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,555,174

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,555,174

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
7,460,240

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
7,460,240

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,460,240

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
7,460,240

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
7,460,240

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,460,240

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
570,534

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
570,534

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
570,534

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
570,534

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
570,534

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
570,534

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
15,040,457

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
15,040,457

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,040,457

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
15,040,457

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
15,040,457

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,040,457

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14.	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
14,396,604

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
14,396,604

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,396,604

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14.	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
15,040,457

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
15,040,457

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,040,457

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14.	TYPE OF REPORTING PERSON*
IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, $.01 par value, ("Common Stock") of American Realty Capital Trust, Inc. (the "Issuer") beneficially owned by the Reporting Persons identified below as of January 9, 2013, and amends and supplements the Schedule 13D originally filed on October 15, 2012 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are (collectively, the “Reporting Persons”):

•	Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”);

•	Luxor Spectrum, LLC, a Delaware limited liability company (the “Spectrum Onshore Fund”);

•	Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”);

•	Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”);

•	Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”);

•	Luxor Spectrum Offshore Master Fund, LP, a Cayman Islands limited Partnership (the “Spectrum Offshore Master Fund”);

•	Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company (the “Spectrum Offshore Feeder Fund”);

•	Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”);

•	Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”);

•	LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”); and

•	Christian Leone, a United States citizen (“Mr. Leone”).

Luxor Capital Group acts as the investment manager of the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund and the Spectrum Offshore Feeder Fund (collectively, the “Funds”) and to accounts it separately manages (the “Separately Managed Accounts”).  The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund, and the Spectrum Offshore Master Fund is a subsidiary of the Spectrum Offshore Feeder Fund.  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of Luxor Management.  LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Offshore Master Fund and the managing member of the Spectrum Onshore Fund.  Mr. Leone is the managing member of LCG Holdings.

Luxor Capital Group, Luxor Management and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Funds and the Separately Managed Accounts.  LCG Holdings may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.

ITEM 3.Source and Amount of Funds or Other Consideration.

A total of approximately $182,583,178 was paid to acquire the shares of Common Stock reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Offshore Master Fund and the Separately Managed Accounts and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

ITEM 5.Interest in Securities of the Issuer.

(a)The Reporting Persons beneficially own:

(i)The Onshore Fund individually beneficially owns 4,810,656 shares of Common Stock representing 3.0% of all of the outstanding shares of Common Stock.

(ii) The Spectrum Onshore Fund does not beneficially own any shares of Common Stock.

(iii) The Wavefront Fund individually beneficially owns 1,555,174 shares of Common Stock representing 1.0% of all of the outstanding shares of Common Stock.

(iv) The Offshore Master Fund individually beneficially owns 7,460,240 shares of Common Stock representing 4.7% of all of the outstanding shares of Common Stock.  The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Offshore Master Fund.

(v) The Spectrum Offshore Master Fund individually beneficially owns 570,534 shares of Common Stock representing 0.4% of all of the outstanding shares of Common Stock.  The Spectrum Offshore Feeder Fund, as the owner of a controlling interest in the Spectrum Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Spectrum Offshore Master Fund.

(vi) Luxor Capital Group, as the investment manager of the Funds, may be deemed to beneficially own the 14,396,604 shares of Common Stock beneficially owned by them, and an additional 643,853 shares of Common Stock held in the Separately Managed Accounts, representing 9.5% of all of the outstanding shares of Common Stock.

(vii) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the 15,040,457 shares of Common Stock beneficially owned by Luxor Capital Group, representing 9.5% of all of the outstanding shares of Common Stock.

(viii) LCG Holdings may be deemed to be the beneficial owner of the 14,396,604 shares of Common Stock owned by the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund, representing 9.1% of all of the outstanding shares of Common Stock.

(ix) Mr. Leone may be deemed to be the beneficial owner of the 14,396,604 shares of Common Stock beneficially owned by LCG Holdings.

(x) Collectively, the Reporting Persons beneficially own 15,040,457 shares of Common Stock representing 9.5% of all of the outstanding shares of Common Stock.

The beneficial ownership percentages reported above are based 158,478,679 shares of Common Stock outstanding as of December 6, 2012 as set forth in the Form DEFM14A filed by the Issuer on December 6, 2012.

(b)
The Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,810,656 shares of Common Stock individually beneficially owned by the Onshore Fund.

The Wavefront Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,555,174 shares of Common Stock individually beneficially owned by the Wavefront Fund.

The Offshore Master Fund, the Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 7,460,240 shares of Common Stock individually beneficially owned by the Offshore Master Fund.

The Spectrum Offshore Master Fund, the Spectrum Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 570,534 shares of Common Stock individually beneficially owned by the Spectrum Offshore Master Fund.

Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 643,853 shares of Common Stock held in the Separately Managed Accounts.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d)Not applicable.

(e)The Spectrum Onshore Fund does not beneficially own any shares of Common Stock.  Therefore, it is no longer a member of the group with the other Reporting Persons or a member of a group that beneficially owns more than five percent of the Common Stock of the Issuer.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Directors and Executive Officers of the Offshore Feeder Fund and Spectrum Offshore Feeder Fund (previously filed)

Exhibit B - Joint Filing Agreement (previously filed)

Exhibit C – Power of Attorney

Exhibit D – Press Release (previously filed)

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  January 10, 2013

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL GROUP, LP
By: Luxor Management, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LCG HOLDINGS, LLC

By: /s/ Norris Nissim
        Norris Nissim,
        General Counsel

LUXOR MANAGEMENT, LLC

By: /s/ Norris Nissim
       Norris Nissim,
       General Counsel

/s/ Adam Miller
Adam Miller, as Agent
For Christian Leone

EXHIBIT C
POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Adam Miller and Elena Cimador as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of January 20, 2006.

/s/ Christian Leone
Christian Leone

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK)
:  ss.:
COUNTY OF NEW YORK)

On January 20, 2006, before me, the undersigned personally appeared, Christian Leone, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Michael J. Sadler
    Notary Public

[Notary Stamp and Seal]

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

None of the Reporting Persons effected any transactions in securities of the Issuer during the past sixty (60) days:

Fund/Account	Date	Amount of Shs. Bought or (Sold)	Price ($) per Share
Luxor Spectrum, LLC	11/14/2012	(29,701)	10.77690
Luxor Capital Partners Offshore Master Fund, LP	11/30/2012	4,100	11.54980
Luxor Capital Partners, LP	11/30/2012	3,700	11.54980
Luxor Wavefront, LP	11/30/2012	2,100	11.54980
Separately Managed Accounts	11/30/2012	900	11.54980
Luxor Capital Partners Offshore Master Fund, LP	11/30/2012	700	11.55000
Luxor Capital Partners, LP	11/30/2012	600	11.55000
Luxor Wavefront, LP	11/30/2012	500	11.55000
Separately Managed Accounts	11/30/2012	100	11.55000
Luxor Capital Partners Offshore Master Fund, LP	11/30/2012	36,500	11.56510
Luxor Capital Partners, LP	11/30/2012	33,000	11.56510
Luxor Wavefront, LP	11/30/2012	19,200	11.56510
Separately Managed Accounts	11/30/2012	8,400	11.56510
Luxor Capital Partners Offshore Master Fund, LP	11/30/2012	2,600	11.60130
Luxor Capital Partners, LP	11/30/2012	2,300	11.60130
Luxor Wavefront, LP	11/30/2012	1,300	11.60130
Separately Managed Accounts	11/30/2012	600	11.60130
Luxor Capital Partners Offshore Master Fund, LP	12/3/2012	10,690	11.68500
Luxor Capital Partners, LP	12/3/2012	6,369	11.68500
Luxor Spectrum Offshore Master Fund, LP	12/3/2012	1,290	11.68500
Luxor Wavefront, LP	12/3/2012	2,402	11.68500
Separately Managed Accounts	12/3/2012	1,449	11.68500
Luxor Capital Partners Offshore Master Fund, LP	12/3/2012	24,078	11.70000
Luxor Capital Partners, LP	12/3/2012	14,347	11.70000
Luxor Spectrum Offshore Master Fund, LP	12/3/2012	2,903	11.70000
Luxor Wavefront, LP	12/3/2012	5,412	11.70000
Separately Managed Accounts	12/3/2012	3,260	11.70000
Luxor Capital Partners Offshore Master Fund, LP	12/3/2012	152,907	11.71290

Luxor Capital Partners, LP	12/3/2012	91,102	11.71290
Luxor Spectrum Offshore Master Fund, LP	12/3/2012	18,436	11.71290
Luxor Wavefront, LP	12/3/2012	34,361	11.71290
Separately Managed Accounts	12/3/2012	20,711	11.71290
Luxor Capital Partners Offshore Master Fund, LP	12/3/2012	2,997	11.73570
Luxor Capital Partners, LP	12/3/2012	1,785	11.73570
Luxor Spectrum Offshore Master Fund, LP	12/3/2012	361	11.73570
Luxor Wavefront, LP	12/3/2012	673	11.73570
Separately Managed Accounts	12/3/2012	404	11.73570
Luxor Capital Partners Offshore Master Fund, LP	12/6/2012	55,320	11.75910
Luxor Capital Partners, LP	12/6/2012	39,092	11.75910
Luxor Spectrum Offshore Master Fund, LP	12/6/2012	3,308	11.75910
Luxor Wavefront, LP	12/6/2012	8,499	11.75910
Separately Managed Accounts	12/6/2012	4,081	11.75910
Luxor Capital Partners Offshore Master Fund, LP	12/6/2012	200,619	11.79980
Luxor Capital Partners, LP	12/6/2012	141,771	11.79980
Luxor Spectrum Offshore Master Fund, LP	12/6/2012	11,997	11.79980
Luxor Wavefront, LP	12/6/2012	30,826	11.79980
Separately Managed Accounts	12/6/2012	14,787	11.79980
Luxor Capital Partners Offshore Master Fund, LP	12/6/2012	3,313	11.80000
Luxor Capital Partners, LP	12/6/2012	2,340	11.80000
Luxor Spectrum Offshore Master Fund, LP	12/6/2012	197	11.80000
Luxor Wavefront, LP	12/6/2012	508	11.80000
Separately Managed Accounts	12/6/2012	242	11.80000
Luxor Spectrum Offshore Master Fund, LP	12/24/2012	(93,420)	11.63940
Separately Managed Accounts	12/24/2012	(106,580)	11.63940
Luxor Capital Partners Offshore Master Fund, LP	12/26/2012	(30,982)	11.57100
Luxor Capital Partners, LP	12/26/2012	(15,405)	11.57100
Luxor Spectrum Offshore Master Fund, LP	12/26/2012	(13,621)	11.57100
Separately Managed Accounts	12/26/2012	(15,275)	11.57100
Luxor Capital Partners Offshore Master Fund, LP	12/27/2012	(16,286)	11.50500
Luxor Capital Partners, LP	12/27/2012	(10,475)	11.50500
Luxor Spectrum Offshore Master Fund, LP	12/27/2012	(1,274)	11.50500
Separately Managed Accounts	12/27/2012	(565)	11.50500
Luxor Capital Partners Offshore Master Fund, LP	12/27/2012	(170,821)	11.54000

Luxor Capital Partners, LP	12/27/2012	(109,881)	11.54000
Luxor Spectrum Offshore Master Fund, LP	12/27/2012	(13,366)	11.54000
Separately Managed Accounts	12/27/2012	(5,932)	11.54000
Luxor Capital Partners Offshore Master Fund, LP	1/7/2013	93,482	12.16700
Luxor Capital Partners, LP	1/7/2013	59,762	12.16700
Luxor Spectrum Offshore Master Fund, LP	1/7/2013	7,355	12.16700
Luxor Wavefront, LP	1/7/2013	31,058	12.16700
Separately Managed Accounts	1/7/2013	8,343	12.16700
Luxor Capital Partners Offshore Master Fund, LP	1/7/2013	106,571	12.25000
Luxor Capital Partners, LP	1/7/2013	68,130	12.25000
Luxor Spectrum Offshore Master Fund, LP	1/7/2013	8,385	12.25000
Luxor Wavefront, LP	1/7/2013	35,407	12.25000
Separately Managed Accounts	1/7/2013	9,507	12.25000
Luxor Capital Partners Offshore Master Fund, LP	1/8/2013	4,609	12.19990
Luxor Capital Partners, LP	1/8/2013	2,966	12.19990
Luxor Spectrum Offshore Master Fund, LP	1/8/2013	348	12.19990
Luxor Wavefront, LP	1/8/2013	974	12.19990
Separately Managed Accounts	1/8/2013	401	12.19990
Luxor Capital Partners Offshore Master Fund, LP	1/8/2013	359,389	12.25210
Luxor Capital Partners, LP	1/8/2013	231,298	12.25210
Luxor Spectrum Offshore Master Fund, LP	1/8/2013	27,151	12.25210
Luxor Wavefront, LP	1/8/2013	75,950	12.25210
Separately Managed Accounts	1/8/2013	31,212	12.25210
Luxor Capital Partners Offshore Master Fund, LP	1/8/2013	198,283	12.28460
Luxor Capital Partners, LP	1/8/2013	127,613	12.28460
Luxor Spectrum Offshore Master Fund, LP	1/8/2013	14,981	12.28460
Luxor Wavefront, LP	1/8/2013	41,904	12.28460
Separately Managed Accounts	1/8/2013	17,219	12.28460
Luxor Capital Partners Offshore Master Fund, LP	1/8/2013	303,871	12.29370
Luxor Capital Partners, LP	1/8/2013	195,568	12.29370
Luxor Spectrum Offshore Master Fund, LP	1/8/2013	22,957	12.29370
Luxor Wavefront, LP	1/8/2013	64,217	12.29370
Separately Managed Accounts	1/8/2013	26,387	12.29370
Luxor Capital Partners Offshore Master Fund, LP	1/9/2013	124,000	12.37190
Luxor Capital Partners, LP	1/9/2013	80,000	12.37190

Luxor Spectrum Offshore Master Fund, LP	1/9/2013	9,500	12.37190
Luxor Wavefront, LP	1/9/2013	25,800	12.37190
Separately Managed Accounts	1/9/2013	10,700	12.37190
Luxor Capital Partners Offshore Master Fund, LP	1/9/2013	49,600	12.37500
Luxor Capital Partners, LP	1/9/2013	32,000	12.37500
Luxor Spectrum Offshore Master Fund, LP	1/9/2013	3,800	12.37500
Luxor Wavefront, LP	1/9/2013	10,300	12.37500
Separately Managed Accounts	1/9/2013	4,300	12.37500
Luxor Capital Partners Offshore Master Fund, LP	1/9/2013	124,100	12.37990
Luxor Capital Partners, LP	1/9/2013	79,900	12.37990
Luxor Spectrum Offshore Master Fund, LP	1/9/2013	9,590	12.37990
Luxor Wavefront, LP	1/9/2013	25,800	12.37990
Separately Managed Accounts	1/9/2013	10,610	12.37990
Luxor Capital Partners Offshore Master Fund, LP	1/9/2013	173,600	12.38370
Luxor Capital Partners, LP	1/9/2013	112,000	12.38370
Luxor Spectrum Offshore Master Fund, LP	1/9/2013	13,300	12.38370
Luxor Wavefront, LP	1/9/2013	36,100	12.38370
Separately Managed Accounts	1/9/2013	15,000	12.38370
Luxor Capital Partners Offshore Master Fund, LP	1/9/2013	3,200	12.40500
Luxor Capital Partners, LP	1/9/2013	2,100	12.40500
Luxor Spectrum Offshore Master Fund, LP	1/9/2013	210	12.40500
Luxor Wavefront, LP	1/9/2013	700	12.40500
Separately Managed Accounts	1/9/2013	300	12.40500
Luxor Capital Partners Offshore Master Fund, LP	1/9/2013	644,600	12.40850
Luxor Capital Partners, LP	1/9/2013	416,000	12.40850
Luxor Spectrum Offshore Master Fund, LP	1/9/2013	49,400	12.40850
Luxor Wavefront, LP	1/9/2013	134,200	12.40850
Separately Managed Accounts	1/9/2013	55,800	12.40850
Luxor Capital Partners Offshore Master Fund, LP	1/9/2013	49,600	12.41000
Luxor Capital Partners, LP	1/9/2013	32,000	12.41000
Luxor Spectrum Offshore Master Fund, LP	1/9/2013	3,800	12.41000
Luxor Wavefront, LP	1/9/2013	10,300	12.41000
Separately Managed Accounts	1/9/2013	4,300	12.41000

The above transactions were effected in the open market.